EXHIBIT 1

Theratechnologies to discontinue COPD clinical program and accelerate path to profitability

Montreal, Canada – December 7, 2011 – Theratechnologies Inc. (TSX: TH) (NASDAQ: THER) today announced that it is discontinuing its muscle wasting in COPD clinical program, downsizing and accelerating its path to profitability. The Company now aims to be profitable in 2013.

“We are on track to reach our year-end target of 3,000 to 3,500 new prescriptions in the U.S. for EGRIFTA®, as announced earlier in the year. However, given the recent increase in uncertainty in financial markets, we have decided to accelerate our path to profitability,” stated John-Michel T. Huss, President and Chief Executive Officer of Theratechnologies. “With patient enrolment still in its early stages, now is the time to discontinue our COPD program,” added Mr. Huss.

As a result of today’s announcement, there will be a 60% workforce reduction or approximately 40 positions.

“I wish, of course, to sincerely thank all affected employees for their valuable contributions. This decision was not taken lightly and is in no way a reflection of the quality of their work,” concluded Mr. Huss.

The Company will now focus its efforts on tesamorelin’s significant potential for the treatment of excess abdominal fat in HIV patients with lipodystrophy. Currently, applications for this indication are under review with regulatory agencies in Europe, Argentina, Brazil, Canada, Israel and Mexico. The Company will also accelerate the development of a second generation growth-hormone releasing factor (GRF) for a broad range of potential medical indications and using new, more patient-friendly methods of administration.

The clinical program evaluating tesamorelin in muscle wasting associated with chronic obstructive pulmonary disease (COPD) was initiated in February 2011. The Phase II clinical trial was launched in September 2011 and was still in the early stages of enrolling patients. Lead investigators have been notified that the program has been discontinued.

The Company estimates that today’s announcement will translate into cost savings of approximately $10 million in 2012. The Company estimates that the program would have required a total investment of approximately $90 million over the next four years.

Following this decision, Theratechnologies currently estimates that it will incur charges of approximately $3 million related to severance costs and the termination of the clinical trial. Theratechnologies expects to register these charges in fiscal 2012.

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 Fax: 514 336-7242 www.theratech.com

The Board has unanimously approved these decisions at a regular Board Meeting held yesterday.

Changes to the Board

To demonstrate its commitment to these decisions, the Board aims to lower its costs by approximately 50%. This will be achieved by reducing the number of committees, lowering remuneration fees and the number of members.

In addition, Mr. Jean de Grandpré, who had previously expressed his intention to retire by the end of the year, confirmed his decision. His retirement is effective immediately.

“I would like to take this opportunity to thank Mr. Jean de Grandpré for his substantial and invaluable contributions to the Company as a member of the Board for the past 18 years, and formerly as Chairman for over ten years. We wish him all the best in his well-deserved retirement,” concluded Mr. Pommier, Chairman of the Board of Theratechnologies.

Conference Call Details

A conference call will be held today at 9:00 a.m. ET to discuss today’s announcement. The call will be hosted by John-Michel T. Huss, President and Chief Executive Officer, and Luc Tanguay, Senior Executive Vice President and Chief Financial Officer. The conference call is open to questions from financial analysts only. Media and other interested individuals are invited to participate in the call in “listen-only” mode.

The conference call can be accessed by dialling 1-800-698-4476 (North America) or 1-416-981-9096 (International). Audio replay of the conference call will be available until December 21, 2011 by dialling 1-800-558-5253 (North America) or 1-416-626-4100 (International) and by entering the playback code 21561901.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor (GRF) peptides. Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions. This forward-looking information includes, but is not limited to, information regarding the timing of our profitability, the number of new prescriptions in the United States and our ability to accelerate the development of a second generation GRF.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include, but are not limited to, that tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the “Product”) will be approved by regulatory agencies in the territories where applications have been filed and are intended to be filed, that no additional clinical studies will be required by these regulatory agencies to obtain approvals or as a condition to obtaining approval of the Product, that if approved, the Product will be reimbursed and accepted by the marketplace in these territories, that the number of patients being prescribed EGRIFTA® in the U.S. will increase, that our expenses will not increase due to unexpected events, that the weekly number of new prescriptions reported by IMS before the end of the year are consistent with the average weekly data published since the beginning of October, and that results from our development work on a second generation GRF and new methods of administration will be positive. These risks and uncertainties include, but are not limited to, the risk that the Product is not approved in all of the territories where applications have been filed and are intended to be filed, that revenues and royalties generated from sales of EGRIFTA® are lower than anticipated, that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTA®, that the supply of EGRIFTA® to our commercial partners is delayed or suspended as a result of problems with our suppliers, that EGRIFTA® is withdrawn from the market as a result of defects or recalls, that our intellectual property is not adequately protected, that even if approved, the Product is not accepted in the marketplace or is not on the list of reimbursed drugs by third-party payers, or that the results from our development work on a second generation GRF and new methods of administration are not positive.

Theratechnologies refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (AIF) dated February 22, 2011. The AIF is available at www.sedar.com and at www.sec.gov under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents Theratechnologies’ expectations as of that date.

Theratechnologies undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Roch Landriault

NATIONAL Public Relations

Phone: 514-843-2345